

Adit Laixuthai, Ph.D.
Executive Vice President



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



12g3-2(b) File No.82-4922

SEC Mail Processing Section
JUL 19 2010
Washington, DC
122

Ref. No. OS.101/2010

July 19, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
July 19, 10

dlw 7/28

ทะเบียนเลขที่ 0107536000315
www.kasikornbankgroup.com

Summary Statement of Assets and Liabilities [1/]

As of 30 June 2010



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KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	22,772,718,144.97	Deposits	1,030,028,459,395.90
Interbank and money market items	145,861,281,599.12	Interbank and money market items	45,257,593,640.36
Investments, net	175,243,894,449.57	Liabilities payable on demand	20,297,486,541.81
(with obligations Baht 24,354,548,446.17)		Borrowings	100,287,831,532.24
Credit advances (net of allowance for doubtful accounts)	933,947,061,805.60	Financial institution's liabilities under acceptances	507,663,023.00
Accrued interest receivables	1,001,775,788.84	Other liabilities	49,341,609,803.32
Properties foreclosed, net	11,787,164,283.56	Total liabilities	1,245,720,643,936.63
Customers' liabilities under acceptances	507,663,023.00		
Premises and equipment, net	33,058,649,849.73		
Other assets, net	47,939,292,051.59	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	81,102,536,220.62
		Other reserves and profit and loss account	21,363,718,908.73
		Total shareholders' equity	126,398,857,059.35
Total Assets	1,372,119,500,995.98	Total Liabilities and Shareholders' Equity	1,372,119,500,995.98
Customers' liabilities under unmatured bills	7,313,862,798.59	Financial institution's liabilities under unmatured bills	7,313,862,798.59
Total	1,379,433,363,794.57	Total	1,379,433,363,794.57

	Baht
Non-Performing Loans 2/(net) as of 30 June 2010 (Quarterly)	15,805,904,559.75
(1.47 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 June 2010 (Quarterly)	25,994,136,723.07
Actual provisioning for loan loss, as of 30 June 2010 (Quarterly)	35,515,201,724.70
Loans to related parties	55,038,522,615.29
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,528,475,721.22
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	155,982,360,285.47
Changes in assets and liabilities this quarter as of 30 June 2010 due to fine from violating the Financial Institution Business Act B.E. 2551, Section.......	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,659,586,303.45
Letters of credit	20,352,724,141.40

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 June 2010 (Quarterly) 32,490,931,928.50

(2.97 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand

Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	Website of the Bank under Investor Relations section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx
Date of disclosure	28 April 2010
Information as of	31 December 2009

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行 

Ref. FA.017/2010

19 July 2010

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statements

Enclosed herewith, please find copies of the unaudited financial statements for the second [illegible] ended 30 June 2010 in SET SMART compared with various time intervals of the financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Banthoon Lamsam)

Chief Executive Officer



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2010	31 March 2010	Change	31 December 2009	**30 June 2010**	31 March 2010	Change	31 December 2009
ASSETS								
Cash	**22,773,895**	23,118,752	(344,857)	26,674,351	**22,772,718**	23,117,564	(344,846)	26,673,193
Interbank and money market items								
Domestic items								
Interest bearing	**140,343,814**	85,800,184	54,543,630	51,485,376	**139,482,403**	84,829,517	54,652,886	50,859,166
Non-interest bearing	**2,351,023**	1,165,039	1,185,984	2,081,084	**2,188,950**	1,066,982	1,121,968	1,974,761
Foreign items								
Interest bearing	**3,858,899**	4,185,046	(326,147)	8,875,160	**3,858,899**	4,185,046	(326,147)	8,875,160
Non-interest bearing	**331,030**	486,341	(155,311)	942,052	**331,030**	486,341	(155,311)	942,052
Total Interbank and Money Market Items - net	**146,884,766**	91,636,610	55,248,156	63,383,672	**145,861,282**	90,567,886	55,293,396	62,651,139
Investments								
Current investments - net	**123,267,325**	158,848,648	(35,581,323)	108,155,210	**119,388,381**	154,723,017	(35,334,636)	105,642,492
Long-term investments - net	**110,610,860**	113,118,080	(2,507,220)	146,681,827	**39,798,479**	48,142,038	(8,343,559)	84,748,287
Investments in subsidiaries and associated companies - net	**145,408**	134,256	11,152	146,883	**16,057,034**	17,055,310	(998,276)	17,055,310
Total Investments - net	**234,023,593**	272,100,984	(38,077,391)	254,983,920	**175,243,894**	219,920,365	(44,676,471)	207,446,089
Loans and accrued interest receivables								
Loans	**978,565,812**	962,645,967	15,919,845	943,377,995	**969,046,674**	953,029,959	16,016,715	933,888,523
Accrued interest receivables	**1,200,665**	1,174,512	26,153	1,051,070	**1,001,776**	972,275	29,501	1,009,721
Total Loans and Accrued Interest Receivables	**979,766,477**	963,820,479	15,945,998	944,429,065	**970,048,450**	954,002,234	16,046,216	934,898,244
Less Allowance for doubtful accounts	**(31,119,862)**	(30,288,887)	(830,975)	(29,526,489)	**(29,873,805)**	(29,061,548)	(812,257)	(28,346,633)
Less Revaluation allowance for debt restructuring	**(5,225,947)**	(4,973,587)	(252,360)	(4,518,401)	**(5,225,807)**	(4,973,382)	(252,425)	(4,493,038)
Total Loans and Accrued Interest Receivables - net	**943,420,668**	928,558,005	14,862,663	910,384,175	**934,948,838**	919,967,304	14,981,534	902,058,573
Properties foreclosed - net	**14,103,165**	14,046,774	56,391	14,958,668	**11,787,164**	11,629,177	157,987	11,877,926
Customers' liability under acceptances	**507,663**	433,537	74,126	573,763	**507,663**	433,537	74,126	573,763
Premises and equipment - net	**38,176,327**	38,209,073	(32,746)	37,819,694	**33,058,650**	32,943,579	115,071	32,442,001
Leasehold - net	**642,969**	706,722	(63,753)	698,655	**642,969**	706,704	(63,735)	698,508
Intangible assets - net	**15,070,321**	14,352,556	717,765	13,455,432	**11,776,093**	11,001,723	774,370	10,123,217
Derivative assets	**23,613,379**	25,229,511	(1,616,132)	21,640,274	**23,613,379**	25,229,128	(1,615,749)	21,640,274
Other assets - net	**16,486,712**	13,897,598	2,589,114	13,959,483	**11,906,851**	9,898,174	2,008,677	10,329,268
Total Assets	**1,455,703,458**	1,422,290,122	33,413,336	1,358,532,087	**1,372,119,501**	1,345,415,141	26,704,360	1,286,513,951

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2010	31 March 2010	Change	31 December 2009	**30 June 2010**	31 March 2010	Change	31 December 2009
LIABILITIES AND EQUITY								
Deposits								
Deposits in baht	**1,014,063,066**	992,567,804	21,495,262	962,552,861	**1,015,564,098**	994,831,120	20,732,978	965,125,274
Deposits in foreign currencies	**14,464,361**	15,368,436	(904,075)	12,939,061	**14,464,361**	15,368,436	(904,075)	12,939,061
Total Deposits	**1,028,527,427**	1,007,936,240	20,591,187	975,491,922	**1,030,028,459**	1,010,199,556	19,828,903	978,064,335
Interbank and money market items								
Domestic items								
Interest bearing	**34,873,206**	35,922,731	(1,049,525)	39,508,227	**36,258,651**	37,164,076	(905,425)	40,526,584
Non-interest bearing	**2,977,395**	2,646,925	330,470	2,316,183	**3,356,007**	2,630,834	725,173	2,319,058
Foreign items								
Interest bearing	**5,155,426**	4,597,389	558,037	4,679,906	**5,155,426**	4,597,389	558,037	4,679,906
Non-interest bearing	**487,510**	410,327	77,183	481,069	**487,510**	410,327	77,183	481,069
Total Interbank and Money Market Items	**43,493,537**	43,577,372	(83,835)	46,985,385	**45,257,594**	44,802,626	454,968	48,006,617
Liabilities payable on demand	**20,307,988**	13,343,918	6,964,070	12,755,625	**20,297,487**	13,342,884	6,954,603	12,747,902
Borrowings								
Short-term borrowings	**53,949,418**	59,259,592	(5,310,174)	37,403,727	**53,385,897**	58,776,282	(5,390,385)	37,327,431
Long-term borrowings	**46,901,935**	39,447,176	7,454,759	41,567,027	**46,901,935**	39,447,176	7,454,759	41,567,027
Total Borrowings	**100,851,353**	98,706,768	2,144,585	78,970,754	**100,287,832**	98,223,458	2,064,374	78,894,458
Bank's liability under acceptances	**507,663**	433,537	74,126	573,763	**507,663**	433,537	74,126	573,763
Provisions	**5,669,027**	5,027,681	641,346	6,372,265	**5,468,239**	4,831,821	636,418	4,810,081
Derivative liabilities	**22,475,308**	27,272,226	(4,796,918)	25,109,236	**22,474,021**	27,271,716	(4,797,695)	25,109,142
Life policy reserve	**68,333,082**	63,874,807	4,458,275	59,914,391	**-**	-	-	-
Other liabilities	**27,322,016**	24,539,690	2,782,326	20,402,656	**21,399,349**	19,557,503	1,841,846	16,351,179
Total Liabilities	**1,317,487,401**	1,284,712,239	32,775,162	1,226,575,997	**1,245,720,644**	1,218,663,101	27,057,543	1,164,557,477


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2010	31 March 2010	Change	31 December 2009	**30 June 2010**	31 March 2010	Change	31 December 2009
Equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	**30,486,147**	30,486,147	-	30,486,147	**30,486,147**	30,486,147	-	30,486,147
Issued and paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	**23,932,602**	23,932,602	-	23,932,602	**23,932,602**	23,932,602	-	23,932,602
Premium on ordinary shares	**18,103,110**	18,103,110	-	18,103,110	**18,103,110**	18,103,110	-	18,103,110
Appraisal surplus on asset revaluation	**10,682,664**	10,726,312	(43,648)	10,766,987	**10,682,664**	10,726,312	(43,648)	10,766,987
Revaluation surplus on investments	**2,352,168**	2,229,716	122,452	1,486,967	**2,036,154**	1,967,473	68,681	1,367,828
Retained earnings								
Appropriated								
Legal reserve	**3,050,000**	3,050,000	-	3,050,000	**3,050,000**	3,050,000	-	3,050,000
Unappropriated	**70,148,532**	70,130,364	18,168	65,726,723	**68,594,327**	68,972,543	(378,216)	64,735,947
Total equity attributable to equity holders of the Bank	**128,269,076**	128,172,104	96,972	123,066,389	**126,398,857**	126,752,040	(353,183)	121,956,474
Minority interests	**9,946,981**	9,405,779	541,202	8,889,701	**-**	-	-	-
Total Equity	**138,216,057**	137,577,883	638,174	131,956,090	**126,398,857**	126,752,040	(353,183)	121,956,474
Total Liabilities and Equity	**1,455,703,458**	1,422,290,122	33,413,336	1,358,532,087	**1,372,119,501**	1,345,415,141	26,704,360	1,286,513,951
Off-balance sheet items - contingencies								
Aval to bills and guarantees of loans	**3,659,586**	3,598,930	60,656	2,454,273	**3,659,586**	3,598,930	60,656	2,454,273
Liability under unmatured import bills	**7,313,863**	7,983,078	(669,215)	7,542,167	**7,313,863**	7,983,078	(669,215)	7,542,167
Letters of credit	**20,352,724**	22,162,638	(1,809,914)	21,152,003	**20,352,724**	22,162,638	(1,809,914)	21,152,003
Other contingencies	**2,553,645,957**	2,655,707,887	(102,061,930)	2,779,690,361	**2,553,703,088**	2,655,776,583	(102,073,495)	2,779,609,550



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q2/10	Q1/10	Change	Q2/09	**Q2/10**	Q1/10	Change	Q2/09
Interest and dividend income								
Loans	**12,206,869**	11,714,769	492,100	11,963,583	**12,474,890**	11,972,601	502,289	12,290,508
Interbank and money market items	**546,164**	388,065	158,099	192,409	**541,583**	384,640	156,943	192,496
Finance leases	**704,014**	689,914	14,100	572,814	**-**	-	-	-
Investments	**1,980,938**	1,788,717	192,221	1,092,593	**1,446,488**	1,417,328	29,160	1,358,949
Total interest and dividend Income	**15,437,985**	14,581,465	856,520	13,821,399	**14,462,961**	13,774,569	688,392	13,841,953
Interest expense								
Deposits	**1,645,876**	1,683,574	(37,698)	2,040,689	**1,644,820**	1,682,551	(37,731)	2,041,335
Interbank and money market items	**373,687**	342,603	31,084	116,118	**375,753**	344,292	31,461	116,853
Short-term borrowings	**227,999**	183,577	44,422	387,057	**229,899**	185,673	44,226	388,983
Long-term borrowings	**489,982**	507,357	(17,375)	527,784	**499,751**	515,749	(15,998)	529,786
Total interest expense	**2,737,544**	2,717,111	20,433	3,071,648	**2,750,223**	2,728,265	21,958	3,076,957
Net income from interest and dividends	**12,700,441**	11,864,354	836,087	10,749,751	**11,712,738**	11,046,304	666,434	10,764,996
Bad debt and doubtful accounts	**824,963**	105,655	719,308	1,603,118	**784,181**	73,076	711,105	1,576,308
Loss on debt restructuring	**903,152**	1,593,023	(689,871)	943,939	**903,099**	1,592,799	(689,700)	943,687
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	**10,972,326**	10,165,676	806,650	8,202,694	**10,025,458**	9,380,429	645,029	8,245,001
Non-interest income								
Gain on investments	**380,908**	221,485	159,423	287,401	**321,912**	124,470	197,442	285,682
Share of profit from investments on equity method	**1,909**	1,573	336	552	**-**	-	-	-
Fees and service income								
Acceptances, aval and guarantees	**378,981**	374,420	4,561	320,078	**378,981**	374,420	4,561	320,078
Others	**4,968,045**	4,884,467	83,578	4,335,090	**4,704,788**	4,740,470	(35,682)	3,744,253
Gain on exchanges	**927,771**	854,976	72,795	874,826	**928,498**	857,012	71,486	874,993
Net premium written	**7,887,742**	6,928,985	958,757	-	**-**	-	-	-
Other income	**454,442**	301,823	152,619	140,966	**432,037**	237,177	194,860	109,070
Total non-interest income	**14,999,798**	13,567,729	1,432,069	5,958,913	**6,766,216**	6,333,549	432,667	5,334,076
Non-interest expenses								
Personnel expenses	**4,036,946**	3,954,130	82,816	3,378,166	**3,107,716**	3,014,754	92,962	2,750,435
Premises and equipment expenses	**2,496,438**	2,517,408	(20,970)	2,053,995	**2,461,957**	2,496,121	(34,164)	2,176,733
Taxes and duties	**569,514**	582,566	(13,052)	531,225	**559,270**	516,141	43,129	518,691
Fees and service expenses	**1,264,067**	1,395,019	(130,952)	1,088,974	**1,271,376**	1,420,534	(149,158)	1,104,399
Directors' remuneration	**57,474**	15,497	41,977	40,879	**48,291**	13,087	35,204	40,879
Contributions to Deposit Protection Agency	**1,010,313**	978,311	32,002	873,184	**1,010,313**	978,311	32,002	873,184
Underwriting expenses	**6,836,431**	6,014,617	821,814	-	**-**	-	-	-
Other expenses	**2,084,853**	1,514,413	570,440	1,366,938	**2,138,494**	1,393,081	745,413	1,488,050
Total non-interest expenses	**18,356,036**	16,971,961	1,384,075	9,333,361	**10,597,417**	9,832,029	765,388	8,952,371
Income before income tax	**7,616,088**	6,761,444	854,644	4,828,246	**6,194,257**	5,881,949	312,308	4,626,706
Income tax expense	**2,386,816**	2,100,815	286,001	1,123,706	**1,826,276**	1,686,028	140,248	1,000,973
Net income	**5,229,272**	4,660,629	568,643	3,704,540	**4,367,981**	4,195,921	172,060	3,625,733
Net income attributable to:								
Equity holders of the Bank	**4,763,418**	4,363,912	399,506	3,704,536	**4,367,981**	4,195,921	172,060	3,625,733
Minority interest	**465,854**	296,717	169,137	4	**-**	-	-	-
Net income	**5,229,272**	4,660,629	568,643	3,704,540	**4,367,981**	4,195,921	172,060	3,625,733
Basic earnings per share (Baht)	**1.99**	1.82	0.17	1.55	**1.83**	1.75	0.08	1.51
Weighted average number of ordinary shares ('000)	**2,393,260**	2,393,260	-	2,393,260	**2,393,260**	2,393,260	-	2,393,260



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the six-month periods ended 30 June 2010 and 2009

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2010	2009	Change	**2010**	2009	Change
Interest and dividend income						
Loans	**23,921,638**	25,105,467	(1,183,829)	**24,447,491**	25,752,241	(1,304,750)
Interbank and money market items	**934,230**	865,272	68,958	**926,223**	865,184	61,039
Finance leases	**1,393,927**	1,181,469	212,458	**-**	-	-
Investments	**3,769,655**	2,179,518	1,590,137	**2,863,816**	2,776,964	86,852
Total interest and dividend Income	**30,019,450**	29,331,726	687,724	**28,237,530**	29,394,389	(1,156,859)
Interest expense						
Deposits	**3,329,450**	5,560,607	(2,231,157)	**3,327,371**	5,561,372	(2,234,001)
Interbank and money market items	**716,289**	175,973	540,316	**720,045**	177,560	542,485
Short-term borrowings	**411,577**	942,652	(531,075)	**415,572**	949,338	(533,766)
Long-term borrowings	**997,339**	1,147,178	(149,839)	**1,015,500**	1,148,198	(132,698)
Total interest expense	**5,454,655**	7,826,410	(2,371,755)	**5,478,488**	7,836,468	(2,357,980)
Net income from interest and dividends	**24,564,795**	21,505,316	3,059,479	**22,759,042**	21,557,921	1,201,121
Bad debt and doubtful accounts	**930,618**	2,979,273	(2,048,655)	**857,258**	2,917,025	(2,059,767)
Loss on debt restructuring	**2,496,175**	1,927,707	568,468	**2,495,898**	1,927,424	568,474
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	**21,138,002**	16,598,336	4,539,666	**19,405,886**	16,713,472	2,692,414
Non-interest income						
Gain on investments	**602,393**	463,005	139,388	**446,382**	459,815	(13,433)
Share of profit from investments on equity method	**3,482**	5,641	(2,159)	**-**	-	-
Fees and service income						
Acceptances, aval and guarantees	**753,401**	638,025	115,376	**753,401**	638,025	115,376
Others	**9,852,512**	8,245,387	1,607,125	**9,445,259**	7,189,370	2,255,889
Gain on exchanges	**1,782,747**	2,003,424	(220,677)	**1,785,510**	2,003,638	(218,128)
Net premium written	**14,816,727**	-	14,816,727	**-**	-	-
Other income	**756,265**	274,760	481,505	**669,214**	243,275	425,939
Total non-interest income	**28,567,527**	11,630,242	16,937,285	**13,099,766**	10,534,123	2,565,643
Non-interest expenses						
Personnel expenses	**7,991,076**	6,707,184	1,283,892	**6,122,470**	5,504,047	618,423
Premises and equipment expenses	**5,013,846**	3,928,431	1,085,415	**4,958,077**	4,197,719	760,358
Taxes and duties	**1,152,080**	1,079,300	72,780	**1,075,411**	1,053,232	22,179
Fees and service expenses	**2,659,086**	2,112,987	546,099	**2,691,910**	2,086,037	605,873
Directors' remuneration	**72,971**	55,280	17,691	**61,379**	55,280	6,099
Contributions to Deposit Protection Agency	**1,988,624**	1,746,367	242,257	**1,988,624**	1,746,367	242,257
Underwriting expenses	**12,851,048**	-	12,851,048	**-**	-	-
Other expenses	**3,599,266**	2,303,634	1,295,632	**3,531,575**	2,533,118	998,457
Total non-interest expenses	**35,327,997**	17,933,183	17,394,814	**20,429,446**	17,175,800	3,253,646
Income before income tax	**14,377,532**	10,295,395	4,082,137	**12,076,206**	10,071,795	2,004,411
Income tax expense	**4,487,631**	2,791,098	1,696,533	**3,512,304**	2,563,122	949,182
Net income	**9,889,901**	7,504,297	2,385,604	**8,563,902**	7,508,673	1,055,229
Net income attributable to:						
Equity holders of the Bank	**9,127,330**	7,504,296	1,623,034	**8,563,902**	7,508,673	1,055,229
Minority interest	**762,571**	1	762,570	**-**	-	-
Net income	**9,889,901**	7,504,297	2,385,604	**8,563,902**	7,508,673	1,055,229
Basic earnings per share (Baht)	**3.81**	3.14	0.67	**3.58**	3.14	0.44
Weighted average number of ordinary shares ('000)	**2,393,260**	2,393,260	-	**2,393,260**	2,393,260	-



Summary of the Bank and subsidiaries' operating performance

Million Baht

	Q2/10	Q1/10	Q2/09	Six-month 2010	Six-month 2009
Net income (equity holders of the Bank)	**4,763**	4,364	3,705	**9,127**	7,504
Basic earnings per share (Baht)	**1.99**	1.82	1.55	**3.81**	3.14
Net income from interest and dividends	**12,700**	11,864	10,750	**24,565**	21,505
Non-interest income	**15,000**	13,568	5,959	**28,568**	11,630

Million Baht

	30 Jun 10	31 Mar 10	31 Dec 09
Loans	**978,566**	962,646	943,378
Total assets	**1,455,703**	1,422,290	1,358,532
Deposits	**1,028,527**	1,007,936	975,492
Total liabilities	**1,317,487**	1,284,712	1,226,576
Non-performing loans, net (%)	**1.62%**	1.77%	1.91%
Non-performing loans, gross (%)	**3.19%**	3.51%	3.76%
Capital adequacy ratio (%)	**15.03%**	15.03%	15.19%

Financial Ratios	Consolidated			Consolidated without Consolidation of MTGH		
	Q2/10	Q1/10	Q2/09	**Q2/10**	Q1/10	Q2/09
Net interest margin	**3.78%**	3.66%	3.82%	**3.69%**	3.63%	3.82%
Return on average assets	**1.32%**	1.26%	1.23%	**1.32%**	1.31%	1.23%
Return on average equity	**14.86%**	13.90%	12.65%	**14.05%**	13.80%	12.65%
Non-interest income to average assets	**4.17%**	3.90%	1.98%	**2.20%**	2.13%	1.98%
Non-interest income ratio	**54.15%**	53.35%	35.66%	**38.85%**	38.56%	35.66%
Efficiency ratio	**66.27%**	66.73%	55.86%	**57.21%**	56.83%	55.86%
	Six-month 2010	Six-month 2009		**Six-month 2010**	Six-month 2009	
Net interest margin	**3.75%**	3.71%		**3.68%**	3.71%	
Return on average assets	**1.30%**	1.20%		**1.32%**	1.20%	
Return on average equity	**14.53%**	13.03%		**14.07%**	13.03%	
Non-interest income to average assets	**4.06%**	1.87%		**2.18%**	1.87%	
Non-interest income ratio	**53.77%**	35.09%		**38.71%**	35.09%	
Efficiency ratio	**66.49%**	54.11%		**57.03%**	54.11%	

Note - Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries

- Financial ratios are calculated on an annualized basis

For the second quarter ended 30 June 2010, the Bank's consolidated net income totaled Baht 4,763 Million, increased by Baht 399 Million or 9.15%, compared with the previous quarter. When compared to the second quarter of 2009, the Bank's consolidated net income increased by Baht 1,058 Million or 28.58%. For the six-month period of 2010, the Bank's consolidated net income totaled Baht 9,127 Million, increased by Baht 1,623 Million or 21.63%, compared with the same period of 2009.

Compared with the previous quarter, non-interest income increased by Baht 1,432 Million or 10.55%. This increase was due mainly to net premium written income and fees and service income which continued to grow. Meanwhile, non-interest expenses increased by Baht 1,384 Million or 8.15% due mainly to underwriting expenses from life insurance business. The efficiency ratio of this quarter showed at 66.27%, improved from the preceding quarter which performed at 66.73%. Without consolidation of MTGH, the efficiency ratio of this quarter was at 57.21%, as compared to 56.83% of the previous quarter. The increase in non-interest expenses was mainly due to advertising and marketing expenses as a result of increase in business volume as well as the expenditures relating to the Bank's strategic projects.

Net income form interest and dividends increased by Baht 836 Million or 7.05% from the previous quarter. Meanwhile, the Net Interest Margin (NIM) for this quarter of 2010 was 3.78%, which increased from that of 3.66% of the previous quarter.

As of 30 June 2010, the Bank's consolidated assets totaled Baht 1,455,703 Million, increased by Baht 33,413 Million or 2.35% compared to 31 March 2010. Total loans amounted to Baht 978,566 Million, increased by Baht 15,920 Million or 1.65% compared to 31 March 2010. Compared to 31 December 2009, the Bank's consolidated assets increased by Baht 97,171 Million or 7.15%. Total loans increased by Baht 35,188 Million or 3.73%.

The Capital Adequacy Ratios as of 30 June 2010 and 31 March 2010 were 15.03%. The NPL gross as of 30 June 2010 was 3.19%, which was lower than that of 3.51% as of 31 March 2010.

As a result of additional investment in Muang Thai Life Assurance Company Limited ("MTL") via investment in shares of Muangthai Group Holding Company Limited ("MTGH") on 30 November 2009, the financial statements for the second quarter and the six-month period of 2009 for comparison did not reflect financial position and operating performance of those companies.

Analysis of operating performance of Q2/10

>> Consolidated statements of income

Million Baht

	Q2/10	Q1/10	Change	Six-month 2010	Six-month 2009	Change
Interest and dividend income	**15,438**	14,581	857	**30,020**	29,332	688
Interest expense	**2,738**	2,717	21	**5,455**	7,827	(2,372)
Net income from interest and dividends	**12,700**	11,864	836	**24,565**	21,505	3,060
Bad debt and doubtful accounts	**825**	105	720	**931**	2,979	(2,048)
Loss on debt restructuring	**903**	1,593	(690)	**2,496**	1,928	568
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	**10,972**	10,166	806	**21,138**	16,598	4,540
Non-interest income	**15,000**	13,568	1,432	**28,568**	11,630	16,938
Non-interest expenses	**18,356**	16,972	1,384	**35,328**	17,933	17,395
Income before income tax	**7,616**	6,762	854	**14,378**	10,295	4,083
Income tax expenses	**2,387**	2,101	286	**4,488**	2,791	1,697
Net income	**5,229**	4,661	568	**9,890**	7,504	2,386
Net income attributable to:						
Equity holders of the Bank	**4,763**	4,364	399	**9,127**	7,504	1,623
Minority interest	**466**	297	169	**763**	-	763
Net income	**5,229**	4,661	568	**9,890**	7,504	2,386

In the second quarter of 2010, the Bank and subsidiaries recorded net income amounting to Baht 4,763 Million, increased from the preceding quarter by Baht 399 Million or 9.15%. The items having significant changes are as follows:

- **Interest and dividend income,** increased by Baht 857 Million or 5.88% over the preceding quarter.

Million Baht

	Q2/10	Q1/10	Change	Six-month 2010	Six-month 2009	Change
Loans	**12,207**	11,714	493	**23,922**	25,105	(1,183)
Interbank and money market items	**546**	388	158	**934**	865	69
Finance leases	**704**	690	14	**1,394**	1,182	212
Investments	**1,981**	1,789	192	**3,770**	2,180	1,590
Total	**15,438**	14,581	857	**30,020**	29,332	688

- **Interest income from loans,** increased from the previous quarter by Baht 493 Million or 4.21%, as a result of the increase in average loan balance during the period.

- **Interest income from interbank and money items,** increased form the previous quarter by Baht 158 Million or 40.72%, as a result of higher average volume of bilateral repo during the period.

- **Interest expense**, increased from the preceding quarter by Baht 21 Million or 0.77%.

Million Baht

	Q2/10	Q1/10	Change	**Six-month 2010**	Six-month 2009	Change
Deposits	**1,646**	1,683	(37)	**3,330**	5,561	(2,231)
Interbank and money market items	**374**	343	31	**716**	176	540
Short-term borrowings	**228**	184	44	**412**	943	(531)
Long-term borrowings	**490**	507	(17)	**997**	1,147	(150)
Total	**2,738**	2,717	21	**5,455**	7,827	(2,372)

- **Bad debt and doubtful accounts and loss on debt restructuring**

  Bad debt and doubtful accounts and loss on debt restructuring totaled Baht 1,728 Million, increased over the preceding quarter by Baht 30 Million or 1.77% as a result of economic recovery.

Million Baht

	Q2/10	Q1/10	Change	**Six-month 2010**	Six-month 2009	Change
Bad debt and doubtful accounts						
The Bank						
>> change in this quarter	**1,687**	1,665	22	**3,353**	4,845	(1,492)
>> compensate for loss on debt restructuring	**(903)**	(1,593)	690	**(2,496)**	(1,928)	(568)
Subsidiaries						
>> Increase in this quarter	**41**	33	8	**74**	62	12
Total bad debt and doubtful accounts	**825**	105	720	**931**	2,979	(2,048)
Loss on debt restructuring	**903**	1,593	(690)	**2,496**	1,928	568
Total	**1,728**	1,698	30	**3,427**	4,907	(1,480)

- **Non-interest income**, increased from the preceding quarter by Baht 1,432 Million or 10.55%. The increase was due mainly to net premium written from MTL, and continuous growing in fees and service income.

Million Baht

	Q2/10	Q1/10	Change	**Six-month 2010**	Six-month 2009	Change
Gain on investments	**381**	221	160	**602**	463	139
Share of profit from investments on equity method	**2**	2	-	**4**	6	(2)
Fees and service income	**5,347**	5,259	88	**10,606**	8,883	1,723
Gain on exchanges	**928**	855	73	**1,783**	2,003	(220)
Net premium written	**7,887**	6,929	958	**14,817**	-	14,817
Other income	**455**	302	153	**756**	275	481
Total	**15,000**	13,568	1,432	**28,568**	11,630	16,938

- **Non-interest expenses,** increased from the preceding quarter by Baht 1,384 Million or 8.15%. The increase was due mainly to underwriting expenses from MTL, and higher advertising and marketing expenses.

Million Baht

	Q2/10	Q1/10	Change	**Six-month 2010**	Six-month 2009	Change
Personnel expenses	**4,037**	3.954	83	**7,991**	6.707	1.284
Premises and equipment expenses	**2,496**	2.517	(21)	**5,014**	3.929	1.085
Taxes and duties	**570**	583	(13)	**1,152**	1.079	73
Fee and service expenses	**1,264**	1.395	(131)	**2,659**	2.113	546
Directors' remuneration	**58**	16	42	**73**	55	18
Contributions to Deposit Protection Agency	**1,010**	978	32	**1,989**	1.746	243
Underwriting expenses	**6,836**	6.015	821	**12,851**	-	12.851
Other expenses	**2,085**	1.514	571	**3,599**	2.304	1.295
Total	**18,356**	16.972	1.384	**35,328**	17.933	17.395

- **Net Operation performance of the Bank's subsidiaries (Unaudited)** – reflected in the consolidated financial statements in accordance with the holding % held by the Bank

Million Baht

Net income	**Q2/10**	Q1/10	Change	**Six-month 2010**	Six-month 2009	Change
K Companies*	**356**	317	39	**673**	437	236
Companies in MTGH Group*	**829****	552**	277	**1,380****	-	1.380
Other subsidiaries *	**62**	37	25	**98**	151	(53)
Total	**1,247**	906	341	**2,151**	588	1.563

* % holding - The Bank hold 100% of shares in K Companies and other subsidiaries

- The Bank hold directly and indirectly % of shares in companies in MTGH Group as follows :
  - Muangthai Group Holding Company Limited 51.00%
  - Muang Thai Life Assurance Company Limited 38.25%
  - Muangthai Broker Company Limited 49.98%

** Excluding inter transactions among the Group



Analysis of financial position of Q2/2010

>> **Assets**

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Total Assets	**1,455,703**	1,422,290	33,413	1,358,532	97,171
▪ Interbank and money market items-net	**146,885**	91,637	55,248	63,384	83,501
▪ Investments-net	**234,024**	272,101	(38,077)	254,984	(20,960)
- Debt instruments	**222,932**	260,718	(37,786)	243,625	(20,693)
- Equity securities	**11,092**	11,383	(291)	11,359	(267)
▪ Loans and accrued interest receivables-net	**943,421**	928,558	14,863	910,384	33,037

The items of **Assets** having significant changes are as follows:

❑ **Interbank and money market items-net (assets),** increased by Baht 55,248 Million or 60.29% as a result of the Bank liquidity management.

❑ **Investments–net,** decreased by Baht 38,077 Million or 13.99% as a result of lower investments in government bonds.

❑ **Loans and accrued interest receivables-net**

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Loans	**978,566**	962,646	15,920	943,378	35,188
• Restructured loans	**77,653**	77,412	241	77,188	465
- Performing Restructured loans	**59,950**	58,728	1,222	58,913	1,037
- Non-performing Restructured loans	**17,703**	18,684	(981)	18,275	(572)
• Non-restructured loans	**900,913**	885,234	15,679	866,190	34,723
Accrued interest receivables	**1,200**	1,175	25	1,051	149
Total Loans and accrued interest receivables	**979,766**	963,821	15,945	944,429	35,337
Less Allowance for doubtful accounts	**(31,119)**	(30,289)	(830)	(29,527)	(1,592)
Revaluation allowance for debt restructuring	**(5,226)**	(4,974)	(252)	(4,518)	(708)
Total Loans and accrued interest receivables-net	**943,421**	928,558	14,863	910,384	33,037

- **Loans**, increased by Baht 15,920 Million, or 1.65%, due mainly to the increases in housing loans and commercial loans.



- **Classified Loans**

Million Baht

	30 Jun 10				31 Mar 10			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	918,078	312,391	1	3,124	900,102	300,987	1	3,010
Special mention	19,235	4,315	2	86	19,974	5,345	2	107
Sub-standard	4,673	1,693	100	1,693	6,777	1,929	100	1,929
Doubtful	7,407	2,562	100	2,562	8,152	2,919	100	2,919
Doubtful of Loss	23,004	13,234	100	13,234	21,768	12,413	100	12,413
Total	972,397	334,195		20,699	956,773	323,593		20,378
Revaluation allowance for debt restructuring				5,226				4,974
Total				25,925				25,352
Allowance established in excess of BOT regulations for NPL and Normal loans				10,298				9,770
Credit balance transaction	2,078			-	1,857			-
Loans from life insurance business	5,291			122	5,191			141
Total	979,766			36,345	963,821			35,263

	31 Dec 09			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	879,546	282,937	1	2,829
Special mention	20,194	3,956	2	79
Sub-standard	9,240	3,065	100	3,061
Doubtful	7,805	3,020	100	3,020
Doubtful of Loss	20,281	11,261	100	11,261
Total	937,066	304,239		20,250
Revaluation allowance for debt restructuring				4,506
Total				24,756
Allowance established in excess of BOT regulations for NPL and Normal loans				9,141
Credit balance transaction	2,676			-
Loans from life insurance business	4,687			148
Total	944,429			34,045

>> Liabilities and Equity

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Total Liabilities	**1,317,487**	1,284,712	32,775	1,226,576	90,911
▪ Deposits	**1,028,527**	1,007,936	20,591	975,492	53,035
▪ Life policy reserve	**68,333**	63,875	4,458	59,914	8,419
Equity (equity holders of the Bank)	**128,269**	128,172	97	123,066	5,203

The items of **Liabilities** and **Equity** having significant changes are as follows:

❑ **Deposits,** increased by Baht 20,591 Million or 2.04%, due mainly to increases in saving and time deposits for campaigns to provide greater alternative for the customers.

❑ **Life policy reserve,** increased by Baht 4,458 Million or 6.98%, due mainly to MTL's transactions from life insurance business.

❑ **Equity (equity holders of the Bank),** increased by Baht 97 Million or 0.08% as a result of net income generated during the second quarter of 2010 amounting to Baht 4,763 Million, meanwhile dividend payment for 2009 net income amounting to Baht 4,786 Million, was paid in April 2010.

>> Capital Funds

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Tier 1 Capital	**105,020**	102,961	2,059	102,961	2,059
Tier 2 Capital	**50,962**	50,318	644	49,530	1,432
Total Capital Base	**155,982**	153,279	2,703	152,491	3,491
Risk weighted assets	**1,037,529**	1,020,080	17,449	1,004,092	33,437
Tier 1 Capital ratio	**10.12%**	10.09%	0.03	10.25%	(0.13)
Capital adequacy ratio	**15.03%**	15.03%	-	15.19%	(0.16)

Additional Information

Investment, Loans and allowance for doubtful accounts, Properties foreclosed and Deposits

	Consolidated (Million Baht)				
	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09
Investments					
Debt Instruments	**222,932**	260,718	243,625	176,527	160,443
■ Government and state enterprise securities					
>> Trading investments	**5,742**	8,569	8,094	3,765	1,707
>> Available-for-sale investments	**143,422**	182,180	164,765	155,674	140,099
>> Held-to-maturity investments	**46,859**	44,802	43,205	4,246	4,684
■ Private enterprise debt instruments					
>> Trading investments	**338**	495	14	72	418
>> Available-for-sale investments	**1,185**	1,189	1,707	1,357	1,361
>> Held-to-maturity investments	**16,801**	15,587	12,976	-	-
■ Foreign debt instruments					
>> Available-for-sale investments	**6,457**	6,442	11,258	11,309	12,069
>> Held-to-maturity investments	**2,128**	1,454	1,606	104	105
Equity Securities	**11,092**	11,383	11,359	3,362	3,314
>> Trading investments	**310**	314	313	285	288
>> Available-for-sale investments	**8,700**	8,868	8,816	909	796
>> General investments	**1,937**	2,067	2,083	2,025	2,085
>>Investment in subsidiaries & associated companies	**145**	134	147	143	145
Total investments-net	**234,024**	272,101	254,984	179,889	163,757
Loans, Accrued interest receivables and Allowance for doubtful accounts					
Non- performing loans net (NPL net)	**17,410**	18,078	18,473	17,404	17,535
Total loans used for NPL net ratio calculation (Loans net)	**1,077,712**	1,022,623	968,524	958,358	919,962
NPL net to total loans (% NPL net)	**1.62**	1.77	1.91	1.82	1.91
Non-performing loan gross (NPL gross)	**34,910**	36,521	37,152	36,180	35,057
Total loans used for NPL gross ratio calculation (Loans gross)	**1,095,212**	1,041,067	987,203	977,134	937,483
NPL gross to total loans (% NPL gross)	**3.19**	3.51	3.76	3.70	3.74
Written off loans	**861**	546	1,540	1,042	1,313
Restructured loans	**77,653**	77,412	77,188	78,801	77,566
Classified loans					
>> Pass	**918,078**	900,102	879,546	827,693	825,851
>> Special mention	**19,235**	19,974	20,194	18,418	20,483
>> Sub-standard	**4,673**	6,777	9,240	8,463	7,805
>> Doubtful	**7,407**	8,152	7,805	8,125	6,759
>> Doubtful of Loss	**23,004**	21,768	20,281	19,769	20,673
Total	**972,397**	956,773	937,066	882,468	881,571
Credit balance transaction	**2,078**	1,857	2,676	1,704	1,282
Loans from life insurance business	**5,291**	5,191	4,687	-	-
Total	**979,766**	963,821	944,429	884,172	882,853
Allowance for doubtful accounts	**36,345**	35,263	34,045	33,077	31,848
Allowance as required by BOT	**25,925**	25,352	24,756	24,458	23,190
Allowance to allowance as required by BOT (%)	**140.19**	139.09	137.52	135.24	137.34
Properties foreclosed-net					
Properties foreclosed	**15,582**	15,491	16,654	15,895	16,104
Less Allowance for impairment	**(1,479)**	(1,444)	(1,695)	(1,580)	(1,577)
Properties foreclosed-net	**14,103**	14,047	14,959	14,315	14,527
Deposits					
>> Current	**55,024**	53,693	54,743	48,017	54,809
>> Saving	**607,706**	591,785	537,742	508,397	500,021
>> Fixed 3 - 5 months	**185,406**	196,981	166,793	177,066	224,758
>> Fixed 6 - 11 months	**30,354**	44,453	96,881	95,123	40,665
>> Fixed 12 months and upward	**150,037**	121,024	119,333	109,587	88,772
Total deposits	**1,028,527**	1,007,936	975,492	938,190	909,025

Capital Funds

	%(1)					%(2)				
	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09	**30 Jun 10**	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09
Capital adequacy ratio										
Tier 1 Capital ratio	**10.12**	10.09	10.25	10.90	10.39	**10.96**	11.16	10.94	11.24	11.08
Tier 2 Capital ratio	**4.91**	4.94	4.94	5.42	5.52	**4.91**	4.93	4.93	5.40	5.52
Capital adequacy ratio	**15.03**	15.03	15.19	16.32	15.91	**15.87**	16.09	15.87	16.64	16.60

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(2) Including net profit of each period and other transactions be counted as the capital funds.

Additional Information

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		30 Jun 10	31 Mar 10	%Change	31 Dec 09	30 Sep 09	30 Jun 09
Common share information:							
Per share (Baht)	- basic earnings	**1.99**	1.82	9.34	1.53	1.55	1.55
	- book value	**53.60**	53.56	0.07	51.42	49.83	48.73
Share price [1] (Baht)	- high	**103.00**	100.50	2.49	91.00	83.00	74.75
	- low	**82.25**	77.25	6.47	76.25	61.25	44.50
	- closing	**90.75**	96.50	(5.96)	85.00	82.50	66.25
Common shares							
outstanding	- average basic (thousand shares)	**2,393,260**	2,393,260	-	2,393,260	2,393,260	2,393,260
	- end of quarter (thousand shares)	**2,393,260**	2,393,260	-	2,393,260	2,393,260	2,393,260
Market capitalization (Million Baht)		**217,188**	230,950	(5.96)	203,427	197,444	158,553
Value measures:							
Price to book value ratio (PBV)		**1.69**	1.80	(6.11)	1.65	1.66	1.36
Balance sheet information (Million Baht)							
Loans		**978,566**	962,646	1.65	943,378	883,049	881,648
Allowance for doubtful accounts and revaluation allowance for debt restructuring		**36,345**	35,263	3.07	34,045	33,077	31,848
Non-performing loans net (NPL net)		**17,410**	18,078	(3.70)	18,473	17,404	17,535
Non-performing loans gross (NPL gross)		**34,910**	36,521	(4.41)	37,152	36,180	35,057
Total assets		**1,455,703**	1,422,290	2.35	1,358,532	1,242,008	1,187,843
Deposits		**1,028,527**	1,007,936	2.04	975,492	938,190	909,025
Total liabilities		**1,317,487**	1,284,712	2.55	1,226,576	1,122,740	1,071,219
Equity (equity holders of the Bank)		**128,269**	128,172	0.08	123,066	119,268	116,624
Average assets		**1,438,997**	1,390,411	3.49	1,300,270	1,214,926	1,203,134
Average earning assets [2]		**1,344,117**	1,295,178	3.78	1,214,559	1,140,202	1,127,661
Average equity (equity holders of the Bank)		**128,221**	125,619	2.07	121,167	117,946	117,120
Balance sheet quality measures:							
Loans to deposits ratio		**95.14%**	95.51%	(0.37)	96.71%	94.12%	96.99%
NPL net to loans [3]		**1.62%**	1.77%	(0.15)	1.91%	1.82%	1.91%
NPL gross to loans [4]		**3.19%**	3.51%	(0.32)	3.76%	3.70%	3.74%
Total allowance to loans		**3.71%**	3.66%	0.05	3.61%	3.75%	3.61%
Total allowance to NPL gross		**104.11%**	96.56%	7.55	91.64%	91.42%	90.85%
NPL gross after allowance (Million Baht)		**(1,435)**	1,258	(214.07)	3,107	3,103	3,209
Operating results (Million Baht)							
Interest and dividend income		**15,438**	14,581	5.88	13,854	13,211	13,822
Interest expense		**2,738**	2,717	0.77	2,678	2,517	3,072
Net income from interest and dividends		**12,700**	11,864	7.05	11,176	10,694	10,750
Bad debt and doubtful accounts and loss on debt restructuring		**1,728**	1,698	1.77	2,278	2,218	2,547
Non-interest income		**15,000**	13,568	10.55	9,023	6,634	5,959
Non-interest expenses		**18,356**	16,972	8.15	12,707	9,508	9,334
Total income [5]		**27,700**	25,432	8.92	20,199	17,328	16,709
Net income (equity holders of the Bank)		**4,763**	4,364	9.15	3,668	3,720	3,705

Financial Highlights – Consolidated financial statements (continued)

As of or for the quarter ended	Consolidated [6]					Consolidated without consolidation of MTGH				
	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09	**30 Jun 10**	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09
Operating measure:										
Net interest margin (NIM) [7]	**3.78%**	3.66%	3.68%	3.75%	3.82%	**3.69%**	3.63%	3.68%	3.75%	3.82%
Return on average assets (ROAA) [7]	**1.32%**	1.26%	1.13%	1.22%	1.23%	**1.32%**	1.31%	1.13%	1.22%	1.23%
Return on average equity (ROAE) [7]	**14.86%**	13.90%	12.11%	12.62%	12.65%	**14.05%**	13.80%	11.82%	12.62%	12.65%
Non-interest income to average assets [7]	**4.17%**	3.90%	2.78%	2.18%	1.98%	**2.20%**	2.13%	2.14%	2.18%	1.98%
Non-interest income ratio	**54.15%**	53.35%	44.67%	38.28%	35.66%	**38.85%**	38.56%	38.31%	38.28%	35.66%
Efficiency ratio	**66.27%**	66.73%	62.91%	54.88%	55.86%	**57.21%**	56.83%	58.73%	54.88%	55.86%

[1] local board / high-low share prices during the quarter

[2] Earning assets = Interbank and money market items-net + Investments-net + Loans + Accrued interest receivables

[3] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-performing loan

[4] Loans used in calculation are loans to general customers and loans to financial institutions

[5] Total income = Net income from interest and dividends + Non-interest income

[6] Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries

[7] Financial ratios are calculated on an annualized basis

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and subsidiaries. are as follows:

% Shareholding (Directly and Indirectly)	30 Jun 10 / 31 Mar 10 / 31 Dec 09
K Companies	
>> KASIKORN ASSET MANAGEMENT CO., LTD.	100.00
>> KASIKORN RESEARCH CENTER CO., LTD.	100.00
>> KASIKORN SECURITIES PCL	99.99
>> KASIKORN LEASING CO., LTD.	100.00
>> KASIKORN FACTORY & EQUIPMENT CO., LTD.	100.00
Phethai Asset Management Co., Ltd.	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00
K-SME Venture Capital Co., Ltd.	100.00
Progress Software Co., Ltd.	100.00
Progress Plus Co., Ltd.	100.00
Progress Appraisal Co., Ltd.	100.00
Progress Gunpai Co., Ltd.	100.00
Progress Management Co., Ltd.	100.00
Progress Facilities Management Co., Ltd.	100.00
Progress Service Co., Ltd.	100.00
Progress Land and Buildings Co., Ltd.	100.00
Progress Storage Co., Ltd.	100.00
Progress HR Co., Ltd.	100.00
Progress Service Support Co., Ltd.	100.00
Progress Collection Co., Ltd.	100.00
Progress Training Co., Ltd.	100.00
Thanyathanathavee Co., Ltd.	100.00
Thanyathamrongkij Co., Ltd.	100.00
Thanyanithiwattana Co., Ltd.	100.00
Ruang Khao Puean Thai joint investment agreement	100.00
Muangthai Group Holding Co., Ltd.	51.00
Muang Thai Life Assurance Co., Ltd.	38.25
Muangthai Broker Co., Ltd.	49.98

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行



Ref. FA.017/2010

19 July 2010

To President

The Stock Exchange of Thailand

SUPPL

Subject : Submittal of the Unaudited Financial Statements

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ended 30 June 2010 in SET SMART compared with various time intervals of the financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Banthoon Lamsam)

Chief Executive Officer

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2010	31 March 2010	Change	31 December 2009	**30 June 2010**	31 March 2010	Change	31 December 2009
ASSETS								
Cash	**22,773,895**	23,118,752	(344,857)	26,674,351	**22,772,718**	23,117,564	(344,846)	26,673,193
Interbank and money market items								
Domestic items								
Interest bearing	**140,343,814**	85,800,184	54,543,630	51,485,376	**139,482,403**	84,829,517	54,652,886	50,859,166
Non-interest bearing	**2,351,023**	1,165,039	1,185,984	2,081,084	**2,188,950**	1,066,982	1,121,968	1,974,761
Foreign items								
Interest bearing	**3,858,899**	4,185,046	(326,147)	8,875,160	**3,858,899**	4,185,046	(326,147)	8,875,160
Non-interest bearing	**331,030**	486,341	(155,311)	942,052	**331,030**	486,341	(155,311)	942,052
Total Interbank and Money Market Items - net	**146,884,766**	91,636,610	55,248,156	63,383,672	**145,861,282**	90,567,886	55,293,396	62,651,139
Investments								
Current investments - net	**123,267,325**	158,848,648	(35,581,323)	108,155,210	**119,388,381**	154,723,017	(35,334,636)	105,642,492
Long-term investments - net	**110,610,860**	113,118,080	(2,507,220)	146,681,827	**39,798,479**	48,142,038	(8,343,559)	84,748,287
Investments in subsidiaries and associated companies - net	**145,408**	134,256	11,152	146,883	**16,057,034**	17,055,310	(998,276)	17,055,310
Total Investments - net	**234,023,593**	272,100,984	(38,077,391)	254,983,920	**175,243,894**	219,920,365	(44,676,471)	207,446,089
Loans and accrued interest receivables								
Loans	**978,565,812**	962,645,967	15,919,845	943,377,995	**969,046,674**	953,029,959	16,016,715	933,888,523
Accrued interest receivables	**1,200,665**	1,174,512	26,153	1,051,070	**1,001,776**	972,275	29,501	1,009,721
Total Loans and Accrued Interest Receivables	**979,766,477**	963,820,479	15,945,998	944,429,065	**970,048,450**	954,002,234	16,046,216	934,898,244
Less Allowance for doubtful accounts	**(31,119,862)**	(30,288,887)	(830,975)	(29,526,489)	**(29,873,805)**	(29,061,548)	(812,257)	(28,346,633)
Less Revaluation allowance for debt restructuring	**(5,225,947)**	(4,973,587)	(252,360)	(4,518,401)	**(5,225,807)**	(4,973,382)	(252,425)	(4,493,038)
Total Loans and Accrued Interest Receivables - net	**943,420,668**	928,558,005	14,862,663	910,384,175	**934,948,838**	919,967,304	14,981,534	902,058,573
Properties foreclosed - net	**14,103,165**	14,046,774	56,391	14,958,668	**11,787,164**	11,629,177	157,987	11,877,926
Customers' liability under acceptances	**507,663**	433,537	74,126	573,763	**507,663**	433,537	74,126	573,763
Premises and equipment - net	**38,176,327**	38,209,073	(32,746)	37,819,694	**33,058,650**	32,943,579	115,071	32,442,001
Leasehold - net	**642,969**	706,722	(63,753)	698,655	**642,969**	706,704	(63,735)	698,508
Intangible assets - net	**15,070,321**	14,352,556	717,765	13,455,432	**11,776,093**	11,001,723	774,370	10,123,217
Derivative assets	**23,613,379**	25,229,511	(1,616,132)	21,640,274	**23,613,379**	25,229,128	(1,615,749)	21,640,274
Other assets - net	**16,486,712**	13,897,598	2,589,114	13,959,483	**11,906,851**	9,898,174	2,008,677	10,329,268
Total Assets	**1,455,703,458**	1,422,290,122	33,413,336	1,358,532,087	**1,372,119,501**	1,345,415,141	26,704,360	1,286,513,951



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2010	31 March 2010	Change	31 December 2009	**30 June 2010**	31 March 2010	Change	31 December 2009
LIABILITIES AND EQUITY								
Deposits								
Deposits in baht	**1,014,063,066**	992,567,804	21,495,262	962,552,861	**1,015,564,098**	994,831,120	20,732,978	965,125,274
Deposits in foreign currencies	**14,464,361**	15,368,436	(904,075)	12,939,061	**14,464,361**	15,368,436	(904,075)	12,939,061
Total Deposits	**1,028,527,427**	1,007,936,240	20,591,187	975,491,922	**1,030,028,459**	1,010,199,556	19,828,903	978,064,335
Interbank and money market items								
Domestic items								
Interest bearing	**34,873,206**	35,922,731	(1,049,525)	39,508,227	**36,258,651**	37,164,076	(905,425)	40,526,584
Non-interest bearing	**2,977,395**	2,646,925	330,470	2,316,183	**3,356,007**	2,630,834	725,173	2,319,058
Foreign items								
Interest bearing	**5,155,426**	4,597,389	558,037	4,679,906	**5,155,426**	4,597,389	558,037	4,679,906
Non-interest bearing	**487,510**	410,327	77,183	481,069	**487,510**	410,327	77,183	481,069
Total Interbank and Money Market Items	**43,493,537**	43,577,372	(83,835)	46,985,385	**45,257,594**	44,802,626	454,968	48,006,617
Liabilities payable on demand	**20,307,988**	13,343,918	6,964,070	12,755,625	**20,297,487**	13,342,884	6,954,603	12,747,902
Borrowings								
Short-term borrowings	**53,949,418**	59,259,592	(5,310,174)	37,403,727	**53,385,897**	58,776,282	(5,390,385)	37,327,431
Long-term borrowings	**46,901,935**	39,447,176	7,454,759	41,567,027	**46,901,935**	39,447,176	7,454,759	41,567,027
Total Borrowings	**100,851,353**	98,706,768	2,144,585	78,970,754	**100,287,832**	98,223,458	2,064,374	78,894,458
Bank's liability under acceptances	**507,663**	433,537	74,126	573,763	**507,663**	433,537	74,126	573,763
Provisions	**5,669,027**	5,027,681	641,346	6,372,265	**5,468,239**	4,831,821	636,418	4,810,081
Derivative liabilities	**22,475,308**	27,272,226	(4,796,918)	25,109,236	**22,474,021**	27,271,716	(4,797,695)	25,109,142
Life policy reserve	**68,333,082**	63,874,807	4,458,275	59,914,391	**-**	-	-	-
Other liabilities	**27,322,016**	24,539,690	2,782,326	20,402,656	**21,399,349**	19,557,503	1,841,846	16,351,179
Total Liabilities	**1,317,487,401**	1,284,712,239	32,775,162	1,226,575,997	**1,245,720,644**	1,218,663,101	27,057,543	1,164,557,477

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行 

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2010	31 March 2010	Change	31 December 2009	**30 June 2010**	31 March 2010	Change	31 December 2009
Equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 par value	**30,486,147**	30,486,147	-	30,486,147	**30,486,147**	30,486,147	-	30,486,147
Issued and paid-up share capital								
2,393,260,193 ordinary shares, Baht 10 par value	**23,932,602**	23,932,602	-	23,932,602	**23,932,602**	23,932,602	-	23,932,602
Premium on ordinary shares	**18,103,110**	18,103,110	-	18,103,110	**18,103,110**	18,103,110	-	18,103,110
Appraisal surplus on asset revaluation	**10,682,664**	10,726,312	(43,648)	10,766,987	**10,682,664**	10,726,312	(43,648)	10,766,987
Revaluation surplus on investments	**2,352,168**	2,229,716	122,452	1,486,967	**2,036,154**	1,967,473	68,681	1,367,828
Retained earnings								
Appropriated								
Legal reserve	**3,050,000**	3,050,000	-	3,050,000	**3,050,000**	3,050,000	-	3,050,000
Unappropriated	**70,148,532**	70,130,364	18,168	65,726,723	**68,594,327**	68,972,543	(378,216)	64,735,947
Total equity attributable to equity holders of the Bank	**128,269,076**	128,172,104	96,972	123,066,389	**126,398,857**	126,752,040	(353,183)	121,956,474
Minority interests	**9,946,981**	9,405,779	541,202	8,889,701	**-**	-	-	-
Total Equity	**138,216,057**	137,577,883	638,174	131,956,090	**126,398,857**	126,752,040	(353,183)	121,956,474
Total Liabilities and Equity	**1,455,703,458**	1,422,290,122	33,413,336	1,358,532,087	**1,372,119,501**	1,345,415,141	26,704,360	1,286,513,951
Off-balance sheet items - contingencies								
Aval to bills and guarantees of loans	**3,659,586**	3,598,930	60,656	2,454,273	**3,659,586**	3,598,930	60,656	2,454,273
Liability under unmatured import bills	**7,313,863**	7,983,078	(669,215)	7,542,167	**7,313,863**	7,983,078	(669,215)	7,542,167
Letters of credit	**20,352,724**	22,162,638	(1,809,914)	21,152,003	**20,352,724**	22,162,638	(1,809,914)	21,152,003
Other contingencies	**2,553,645,957**	2,655,707,887	(102,061,930)	2,779,690,361	**2,553,703,088**	2,655,776,583	(102,073,495)	2,779,609,550

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q2/10	Q1/10	Change	Q2/09	**Q2/10**	Q1/10	Change	Q2/09
Interest and dividend income								
Loans	**12,206,869**	11,714,769	492,100	11,963,583	**12,474,890**	11,972,601	502,289	12,290,508
Interbank and money market items	**546,164**	388,065	158,099	192,409	**541,583**	384,640	156,943	192,496
Finance leases	**704,014**	689,914	14,100	572,814	**-**	-	-	-
Investments	**1,980,938**	1,788,717	192,221	1,092,593	**1,446,488**	1,417,328	29,160	1,358,949
Total interest and dividend Income	**15,437,985**	14,581,465	856,520	13,821,399	**14,462,961**	13,774,569	688,392	13,841,953
Interest expense								
Deposits	**1,645,876**	1,683,574	(37,698)	2,040,689	**1,644,820**	1,682,551	(37,731)	2,041,335
Interbank and money market items	**373,687**	342,603	31,084	116,118	**375,753**	344,292	31,461	116,853
Short-term borrowings	**227,999**	183,577	44,422	387,057	**229,899**	185,673	44,226	388,983
Long-term borrowings	**489,982**	507,357	(17,375)	527,784	**499,751**	515,749	(15,998)	529,786
Total interest expense	**2,737,544**	2,717,111	20,433	3,071,648	**2,750,223**	2,728,265	21,958	3,076,957
Net income from interest and dividends	**12,700,441**	11,864,354	836,087	10,749,751	**11,712,738**	11,046,304	666,434	10,764,996
Bad debt and doubtful accounts	**824,963**	105,655	719,308	1,603,118	**784,181**	73,076	711,105	1,576,308
Loss on debt restructuring	**903,152**	1,593,023	(689,871)	943,939	**903,099**	1,592,799	(689,700)	943,687
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	**10,972,326**	10,165,676	806,650	8,202,694	**10,025,458**	9,380,429	645,029	8,245,001
Non-interest income								
Gain on investments	**380,908**	221,485	159,423	287,401	**321,912**	124,470	197,442	285,682
Share of profit from investments on equity method	**1,909**	1,573	336	552	**-**	-	-	-
Fees and service income								
Acceptances, aval and guarantees	**378,981**	374,420	4,561	320,078	**378,981**	374,420	4,561	320,078
Others	**4,968,045**	4,884,467	83,578	4,335,090	**4,704,788**	4,740,470	(35,682)	3,744,253
Gain on exchanges	**927,771**	854,976	72,795	874,826	**928,498**	857,012	71,486	874,993
Net premium written	**7,887,742**	6,928,985	958,757	-	**-**	-	-	-
Other income	**454,442**	301,823	152,619	140,966	**432,037**	237,177	194,860	109,070
Total non-interest income	**14,999,798**	13,567,729	1,432,069	5,958,913	**6,766,216**	6,333,549	432,667	5,334,076
Non-interest expenses								
Personnel expenses	**4,036,946**	3,954,130	82,816	3,378,166	**3,107,716**	3,014,754	92,962	2,750,435
Premises and equipment expenses	**2,496,438**	2,517,408	(20,970)	2,053,995	**2,461,957**	2,496,121	(34,164)	2,176,733
Taxes and duties	**569,514**	582,566	(13,052)	531,225	**559,270**	516,141	43,129	518,691
Fees and service expenses	**1,264,067**	1,395,019	(130,952)	1,088,974	**1,271,376**	1,420,534	(149,158)	1,104,399
Directors' remuneration	**57,474**	15,497	41,977	40,879	**48,291**	13,087	35,204	40,879
Contributions to Deposit Protection Agency	**1,010,313**	978,311	32,002	873,184	**1,010,313**	978,311	32,002	873,184
Underwriting expenses	**6,836,431**	6,014,617	821,814	-	**-**	-	-	-
Other expenses	**2,084,853**	1,514,413	570,440	1,366,938	**2,138,494**	1,393,081	745,413	1,488,050
Total non-interest expenses	**18,356,036**	16,971,961	1,384,075	9,333,361	**10,597,417**	9,832,029	765,388	8,952,371
Income before income tax	**7,616,088**	6,761,444	854,644	4,828,246	**6,194,257**	5,881,949	312,308	4,626,706
Income tax expense	**2,386,816**	2,100,815	286,001	1,123,706	**1,826,276**	1,686,028	140,248	1,000,973
Net income	**5,229,272**	4,660,629	568,643	3,704,540	**4,367,981**	4,195,921	172,060	3,625,733
Net income attributable to:								
Equity holders of the Bank	**4,763,418**	4,363,912	399,506	3,704,536	**4,367,981**	4,195,921	172,060	3,625,733
Minority interest	**465,854**	296,717	169,137	4	**-**	-	-	-
Net income	**5,229,272**	4,660,629	568,643	3,704,540	**4,367,981**	4,195,921	172,060	3,625,733
Basic earnings per share (Baht)	**1.99**	1.82	0.17	1.55	**1.83**	1.75	0.08	1.51
Weighted average number of ordinary shares ('000)	**2,393,260**	2,393,260	-	2,393,260	**2,393,260**	2,393,260	-	2,393,260


ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the six-month periods ended 30 June 2010 and 2009

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2010	2009	Change	**2010**	2009	Change
Interest and dividend income						
Loans	**23,921,638**	25,105,467	(1,183,829)	**24,447,491**	25,752,241	(1,304,750)
Interbank and money market items	**934,230**	865,272	68,958	**926,223**	865,184	61,039
Finance leases	**1,393,927**	1,181,469	212,458	**-**	-	-
Investments	**3,769,655**	2,179,518	1,590,137	**2,863,816**	2,776,964	86,852
Total interest and dividend Income	**30,019,450**	29,331,726	687,724	**28,237,530**	29,394,389	(1,156,859)
Interest expense						
Deposits	**3,329,450**	5,560,607	(2,231,157)	**3,327,371**	5,561,372	(2,234,001)
Interbank and money market items	**716,289**	175,973	540,316	**720,045**	177,560	542,485
Short-term borrowings	**411,577**	942,652	(531,075)	**415,572**	949,338	(533,766)
Long-term borrowings	**997,339**	1,147,178	(149,839)	**1,015,500**	1,148,198	(132,698)
Total interest expense	**5,454,655**	7,826,410	(2,371,755)	**5,478,488**	7,836,468	(2,357,980)
Net income from interest and dividends	**24,564,795**	21,505,316	3,059,479	**22,759,042**	21,557,921	1,201,121
Bad debt and doubtful accounts	**930,618**	2,979,273	(2,048,655)	**857,258**	2,917,025	(2,059,767)
Loss on debt restructuring	**2,496,175**	1,927,707	568,468	**2,495,898**	1,927,424	568,474
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	**21,138,002**	16,598,336	4,539,666	**19,405,886**	16,713,472	2,692,414
Non-interest income						
Gain on investments	**602,393**	463,005	139,388	**446,382**	459,815	(13,433)
Share of profit from investments on equity method	**3,482**	5,641	(2,159)	**-**	-	-
Fees and service income						
Acceptances, aval and guarantees	**753,401**	638,025	115,376	**753,401**	638,025	115,376
Others	**9,852,512**	8,245,387	1,607,125	**9,445,259**	7,189,370	2,255,889
Gain on exchanges	**1,782,747**	2,003,424	(220,677)	**1,785,510**	2,003,638	(218,128)
Net premium written	**14,816,727**	-	14,816,727	**-**	-	-
Other income	**756,265**	274,760	481,505	**669,214**	243,275	425,939
Total non-interest income	**28,567,527**	11,630,242	16,937,285	**13,099,766**	10,534,123	2,565,643
Non-interest expenses						
Personnel expenses	**7,991,076**	6,707,184	1,283,892	**6,122,470**	5,504,047	618,423
Premises and equipment expenses	**5,013,846**	3,928,431	1,085,415	**4,958,077**	4,197,719	760,358
Taxes and duties	**1,152,080**	1,079,300	72,780	**1,075,411**	1,053,232	22,179
Fees and service expenses	**2,659,086**	2,112,987	546,099	**2,691,910**	2,086,037	605,873
Directors' remuneration	**72,971**	55,280	17,691	**61,379**	55,280	6,099
Contributions to Deposit Protection Agency	**1,988,624**	1,746,367	242,257	**1,988,624**	1,746,367	242,257
Underwriting expenses	**12,851,048**	-	12,851,048	**-**	-	-
Other expenses	**3,599,266**	2,303,634	1,295,632	**3,531,575**	2,533,118	998,457
Total non-interest expenses	**35,327,997**	17,933,183	17,394,814	**20,429,446**	17,175,800	3,253,646
Income before income tax	**14,377,532**	10,295,395	4,082,137	**12,076,206**	10,071,795	2,004,411
Income tax expense	**4,487,631**	2,791,098	1,696,533	**3,512,304**	2,563,122	949,182
Net income	**9,889,901**	7,504,297	2,385,604	**8,563,902**	7,508,673	1,055,229
Net income attributable to:						
Equity holders of the Bank	**9,127,330**	7,504,296	1,623,034	**8,563,902**	7,508,673	1,055,229
Minority interest	**762,571**	1	762,570	**-**	-	-
Net income	**9,889,901**	7,504,297	2,385,604	**8,563,902**	7,508,673	1,055,229
Basic earnings per share (Baht)	**3.81**	3.14	0.67	**3.58**	3.14	0.44
Weighted average number of ordinary shares ('000)	**2,393,260**	2,393,260	-	**2,393,260**	2,393,260	-



Summary of the Bank and subsidiaries' operating performance

Million Baht

	Q2/10	Q1/10	Q2/09	Six-month 2010	Six-month 2009
Net income (equity holders of the Bank)	**4,763**	4,364	3,705	**9,127**	7,504
Basic earnings per share (Baht)	**1.99**	1.82	1.55	**3.81**	3.14
Net income from interest and dividends	**12,700**	11,864	10,750	**24,565**	21,505
Non-interest income	**15,000**	13,568	5,959	**28,568**	11,630

Million Baht

	30 Jun 10	31 Mar 10	31 Dec 09
Loans	**978,566**	962,646	943,378
Total assets	**1,455,703**	1,422,290	1,358,532
Deposits	**1,028,527**	1,007,936	975,492
Total liabilities	**1,317,487**	1,284,712	1,226,576
Non-performing loans, net (%)	**1.62%**	1.77%	1.91%
Non-performing loans, gross (%)	**3.19%**	3.51%	3.76%
Capital adequacy ratio (%)	**15.03%**	15.03%	15.19%

Financial Ratios	Consolidated			Consolidated without Consolidation of MTGH		
	Q2/10	Q1/10	Q2/09	**Q2/10**	Q1/10	Q2/09
Net interest margin	**3.78%**	3.66%	3.82%	**3.69%**	3.63%	3.82%
Return on average assets	**1.32%**	1.26%	1.23%	**1.32%**	1.31%	1.23%
Return on average equity	**14.86%**	13.90%	12.65%	**14.05%**	13.80%	12.65%
Non-interest income to average assets	**4.17%**	3.90%	1.98%	**2.20%**	2.13%	1.98%
Non-interest income ratio	**54.15%**	53.35%	35.66%	**38.85%**	38.56%	35.66%
Efficiency ratio	**66.27%**	66.73%	55.86%	**57.21%**	56.83%	55.86%

	Consolidated		Consolidated without Consolidation of MTGH	
	Six-month 2010	Six-month 2009	**Six-month 2010**	Six-month 2009
Net interest margin	**3.75%**	3.71%	**3.68%**	3.71%
Return on average assets	**1.30%**	1.20%	**1.32%**	1.20%
Return on average equity	**14.53%**	13.03%	**14.07%**	13.03%
Non-interest income to average assets	**4.06%**	1.87%	**2.18%**	1.87%
Non-interest income ratio	**53.77%**	35.09%	**38.71%**	35.09%
Efficiency ratio	**66.49%**	54.11%	**57.03%**	54.11%

Note - Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries
- Financial ratios are calculated on an annualized basis



For the second quarter ended 30 June 2010, the Bank's consolidated net income totaled Baht 4,763 Million, increased by Baht 399 Million or 9.15%, compared with the previous quarter. When compared to the second quarter of 2009, the Bank's consolidated net income increased by Baht 1,058 Million or 28.58%. For the six-month period of 2010, the Bank's consolidated net income totaled Baht 9,127 Million, increased by Baht 1,623 Million or 21.63%, compared with the same period of 2009.

Compared with the previous quarter, non-interest income increased by Baht 1,432 Million or 10.55%. This increase was due mainly to net premium written income and fees and service income which continued to grow. Meanwhile, non-interest expenses increased by Baht 1,384 Million or 8.15% due mainly to underwriting expenses from life insurance business. The efficiency ratio of this quarter showed at 66.27%, improved from the preceding quarter which performed at 66.73%. Without consolidation of MTGH, the efficiency ratio of this quarter was at 57.21%, as compared to 56.83% of the previous quarter. The increase in non-interest expenses was mainly due to advertising and marketing expenses as a result of increase in business volume as well as the expenditures relating to the Bank's strategic projects.

Net income form interest and dividends increased by Baht 836 Million or 7.05% from the previous quarter. Meanwhile, the Net Interest Margin (NIM) for this quarter of 2010 was 3.78%, which increased from that of 3.66% of the previous quarter.

As of 30 June 2010, the Bank's consolidated assets totaled Baht 1,455,703 Million, increased by Baht 33,413 Million or 2.35% compared to 31 March 2010. Total loans amounted to Baht 978,566 Million, increased by Baht 15,920 Million or 1.65% compared to 31 March 2010. Compared to 31 December 2009, the Bank's consolidated assets increased by Baht 97,171 Million or 7.15%. Total loans increased by Baht 35,188 Million or 3.73%.

The Capital Adequacy Ratios as of 30 June 2010 and 31 March 2010 were 15.03%. The NPL gross as of 30 June 2010 was 3.19%, which was lower than that of 3.51% as of 31 March 2010.

As a result of additional investment in Muang Thai Life Assurance Company Limited ("MTL") via investment in shares of Muangthai Group Holding Company Limited ("MTGH") on 30 November 2009, the financial statements for the second quarter and the six-month period of 2009 for comparison did not reflect financial position and operating performance of those companies.



Analysis of operating performance of Q2/10

>> Consolidated statements of income

Million Baht

	Q2/10	Q1/10	Change	Six-month 2010	Six-month 2009	Change
Interest and dividend income	**15,438**	14,581	857	**30,020**	29,332	688
Interest expense	**2,738**	2,717	21	**5,455**	7,827	(2,372)
Net income from interest and dividends	**12,700**	11,864	836	**24,565**	21,505	3,060
Bad debt and doubtful accounts	**825**	105	720	**931**	2,979	(2,048)
Loss on debt restructuring	**903**	1,593	(690)	**2,496**	1,928	568
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	**10,972**	10,166	806	**21,138**	16,598	4,540
Non-interest income	**15,000**	13,568	1,432	**28,568**	11,630	16,938
Non-interest expenses	**18,356**	16,972	1,384	**35,328**	17,933	17,395
Income before income tax	**7,616**	6,762	854	**14,378**	10,295	4,083
Income tax expenses	**2,387**	2,101	286	**4,488**	2,791	1,697
Net income	**5,229**	4,661	568	**9,890**	7,504	2,386
Net income attributable to:						
Equity holders of the Bank	**4,763**	4,364	399	**9,127**	7,504	1,623
Minority interest	**466**	297	169	**763**	-	763
Net income	**5,229**	4,661	568	**9,890**	7,504	2,386

In the second quarter of 2010, the Bank and subsidiaries recorded net income amounting to Baht 4,763 Million, increased from the preceding quarter by Baht 399 Million or 9.15%. The items having significant changes are as follows:

- **Interest and dividend income,** increased by Baht 857 Million or 5.88% over the preceding quarter.

Million Baht

	Q2/10	Q1/10	Change	Six-month 2010	Six-month 2009	Change
Loans	**12,207**	11,714	493	**23,922**	25,105	(1,183)
Interbank and money market items	**546**	388	158	**934**	865	69
Finance leases	**704**	690	14	**1,394**	1,182	212
Investments	**1,981**	1,789	192	**3,770**	2,180	1,590
Total	**15,438**	14,581	857	**30,020**	29,332	688

- **Interest income from loans,** increased from the previous quarter by Baht 493 Million or 4.21%, as a result of the increase in average loan balance during the period.
- **Interest income from interbank and money items,** increased form the previous quarter by Baht 158 Million or 40.72%, as a result of higher average volume of bilateral repo during the period.



- **Interest expense**, increased from the preceding quarter by Baht 21 Million or 0.77%.

Million Baht

	Q2/10	Q1/10	Change	Six-month 2010	Six-month 2009	Change
Deposits	**1,646**	1,683	(37)	**3,330**	5,561	(2,231)
Interbank and money market items	**374**	343	31	**716**	176	540
Short-term borrowings	**228**	184	44	**412**	943	(531)
Long-term borrowings	**490**	507	(17)	**997**	1,147	(150)
Total	**2,738**	2,717	21	**5,455**	7,827	(2,372)

- **Bad debt and doubtful accounts and loss on debt restructuring**

Bad debt and doubtful accounts and loss on debt restructuring totaled Baht 1,728 Million, increased over the preceding quarter by Baht 30 Million or 1.77% as a result of economic recovery.

Million Baht

	Q2/10	Q1/10	Change	Six-month 2010	Six-month 2009	Change
Bad debt and doubtful accounts						
The Bank						
>> change in this quarter	**1,687**	1,665	22	**3,353**	4,845	(1,492)
>> compensate for loss on debt restructuring	**(903)**	(1,593)	690	**(2,496)**	(1,928)	(568)
Subsidiaries						
>> Increase in this quarter	**41**	33	8	**74**	62	12
Total bad debt and doubtful accounts	**825**	105	720	**931**	2,979	(2,048)
Loss on debt restructuring	**903**	1,593	(690)	**2,496**	1,928	568
Total	**1,728**	1,698	30	**3,427**	4,907	(1,480)

- **Non-interest income**, increased from the preceding quarter by Baht 1,432 Million or 10.55%. The increase was due mainly to net premium written from MTL, and continuous growing in fees and service income.

Million Baht

	Q2/10	Q1/10	Change	Six-month 2010	Six-month 2009	Change
Gain on investments	**381**	221	160	**602**	463	139
Share of profit from investments on equity method	**2**	2	-	**4**	6	(2)
Fees and service income	**5,347**	5,259	88	**10,606**	8,883	1,723
Gain on exchanges	**928**	855	73	**1,783**	2,003	(220)
Net premium written	**7,887**	6,929	958	**14,817**	-	14,817
Other income	**455**	302	153	**756**	275	481
Total	**15,000**	13,568	1,432	**28,568**	11,630	16,938

- **Non-interest expenses,** increased from the preceding quarter by Baht 1,384 Million or 8.15%. The increase was due mainly to underwriting expenses from MTL, and higher advertising and marketing expenses.

Million Baht

	Q2/10	Q1/10	Change	**Six-month 2010**	Six-month 2009	Change
Personnel expenses	**4,037**	3,954	83	**7,991**	6,707	1,284
Premises and equipment expenses	**2,496**	2,517	(21)	**5,014**	3,929	1,085
Taxes and duties	**570**	583	(13)	**1,152**	1,079	73
Fee and service expenses	**1,264**	1,395	(131)	**2,659**	2,113	546
Directors' remuneration	**58**	16	42	**73**	55	18
Contributions to Deposit Protection Agency	**1,010**	978	32	**1,989**	1,746	243
Underwriting expenses	**6,836**	6,015	821	**12,851**	-	12,851
Other expenses	**2,085**	1,514	571	**3,599**	2,304	1,295
Total	**18,356**	16,972	1,384	**35,328**	17,933	17,395

- **Net Operation performance of the Bank's subsidiaries (Unaudited)** – reflected in the consolidated financial statements in accordance with the holding % held by the Bank

Million Baht

Net income	**Q2/10**	Q1/10	Change	**Six-month 2010**	Six-month 2009	Change
K Companies*	**356**	317	39	**673**	437	236
Companies in MTGH Group*	**829****	552**	277	**1,380****	-	1,380
Other subsidiaries *	**62**	37	25	**98**	151	(53)
Total	**1,247**	906	341	**2,151**	588	1,563

* % holding - The Bank hold 100% of shares in K Companies and other subsidiaries

- The Bank hold directly and indirectly % of shares in companies in MTGH Group as follows :
  - Muangthai Group Holding Company Limited 51.00%
  - Muang Thai Life Assurance Company Limited 38.25%
  - Muangthai Broker Company Limited 49.98%

** Excluding inter transactions among the Group



Analysis of financial position of Q2/2010

>> Assets

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Total Assets	**1,455,703**	1.422.290	33.413	1.358.532	97.171
■ Interbank and money market items-net	**146,885**	91.637	55.248	63.384	83.501
■ Investments-net	**234,024**	272.101	(38.077)	254.984	(20.960)
- Debt instruments	**222,932**	260.718	(37.786)	243.625	(20.693)
- Equity securities	**11,092**	11.383	(291)	11.359	(267)
■ Loans and accrued interest receivables-net	**943,421**	928.558	14.863	910.384	33.037

The items of **Assets** having significant changes are as follows:

- ❑ **Interbank and money market items-net (assets),** increased by Baht 55,248 Million or 60.29% as a result of the Bank liquidity management.
- ❑ **Investments–net,** decreased by Baht 38,077 Million or 13.99% as a result of lower investments in government bonds.
- ❑ **Loans and accrued interest receivables-net**

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Loans	**978,566**	962.646	15.920	943.378	35.188
● Restructured loans	**77,653**	77.412	241	77.188	465
- Performing Restructured loans	**59,950**	58.728	1.222	58.913	1.037
- Non-performing Restructured loans	**17,703**	18.684	(981)	18.275	(572)
● Non-restructured loans	**900,913**	885.234	15.679	866.190	34.723
Accrued interest receivables	**1,200**	1.175	25	1.051	149
Total Loans and accrued interest receivables	**979,766**	963.821	15.945	944.429	35.337
Less Allowance for doubtful accounts	**(31,119)**	(30.289)	(830)	(29.527)	(1.592)
Revaluation allowance for debt restructuring	**(5,226)**	(4.974)	(252)	(4.518)	(708)
Total Loans and accrued interest receivables-net	**943,421**	928.558	14.863	910.384	33.037

- **Loans**, increased by Baht 15,920 Million, or 1.65%, due mainly to the increases in housing loans and commercial loans.



- **Classified Loans**

Million Baht

	30 Jun 10				31 Mar 10			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	918,078	312,391	1	3,124	900,102	300,987	1	3,010
Special mention	19,235	4,315	2	86	19,974	5,345	2	107
Sub-standard	4,673	1,693	100	1,693	6,777	1,929	100	1,929
Doubtful	7,407	2,562	100	2,562	8,152	2,919	100	2,919
Doubtful of Loss	23,004	13,234	100	13,234	21,768	12,413	100	12,413
Total	972,397	334,195		20,699	956,773	323,593		20,378
Revaluation allowance for debt restructuring				5,226				4,974
Total				25,925				25,352
Allowance established in excess of BOT regulations for NPL and Normal loans				10,298				9,770
Credit balance transaction	2,078			-	1,857			-
Loans from life insurance business	5,291			122	5,191			141
Total	979,766			36,345	963,821			35,263

	31 Dec 09			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	879,546	282,937	1	2,829
Special mention	20,194	3,956	2	79
Sub-standard	9,240	3,065	100	3,061
Doubtful	7,805	3,020	100	3,020
Doubtful of Loss	20,281	11,261	100	11,261
Total	937,066	304,239		20,250
Revaluation allowance for debt restructuring				4,506
Total				24,756
Allowance established in excess of BOT regulations for NPL and Normal loans				9,141
Credit balance transaction	2,676			-
Loans from life insurance business	4,687			148
Total	944,429			34,045



>> Liabilities and Equity

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Total Liabilities	**1,317,487**	1,284,712	32,775	1,226,576	90,911
■ Deposits	**1,028,527**	1,007,936	20,591	975,492	53,035
■ Life policy reserve	**68,333**	63,875	4,458	59,914	8,419
Equity (equity holders of the Bank)	**128,269**	128,172	97	123,066	5,203

The items of **Liabilities** and **Equity** having significant changes are as follows:

- **Deposits,** increased by Baht 20,591 Million or 2.04%, due mainly to increases in saving and time deposits for campaigns to provide greater alternative for the customers.
- **Life policy reserve,** increased by Baht 4,458 Million or 6.98%, due mainly to MTL's transactions from life insurance business.
- **Equity (equity holders of the Bank),** increased by Baht 97 Million or 0.08% as a result of net income generated during the second quarter of 2010 amounting to Baht 4,763 Million, meanwhile dividend payment for 2009 net income amounting to Baht 4,786 Million, was paid in April 2010.

>> Capital Funds

Million Baht

	30 Jun 10	31 Mar 10	Change	31 Dec 09	Change
Tier 1 Capital	**105,020**	102,961	2,059	102,961	2,059
Tier 2 Capital	**50,962**	50,318	644	49,530	1,432
Total Capital Base	**155,982**	153,279	2,703	152,491	3,491
Risk weighted assets	**1,037,529**	1,020,080	17,449	1,004,092	33,437
Tier 1 Capital ratio	**10.12%**	10.09%	0.03	10.25%	(0.13)
Capital adequacy ratio	**15.03%**	15.03%	-	15.19%	(0.16)



Investment, Loans and allowance for doubtful accounts, Properties foreclosed and Deposits

	Consolidated (Million Baht)				
	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09
Investments					
Debt Instruments	**222,932**	260,718	243,625	176,527	160,443
■ Government and state enterprise securities					
>> Trading investments	**5,742**	8,569	8,094	3,765	1,707
>> Available-for-sale investments	**143,422**	182,180	164,765	155,674	140,099
>> Held-to-maturity investments	**46,859**	44,802	43,205	4,246	4,684
■ Private enterprise debt instruments					
>> Trading investments	**338**	495	14	72	418
>> Available-for-sale investments	**1,185**	1,189	1,707	1,357	1,361
>> Held-to-maturity investments	**16,801**	15,587	12,976	-	-
■ Foreign debt instruments					
>> Available-for-sale investments	**6,457**	6,442	11,258	11,309	12,069
>> Held-to-maturity investments	**2,128**	1,454	1,606	104	105
Equity Securities	**11,092**	11,383	11,359	3,362	3,314
>> Trading investments	**310**	314	313	285	288
>> Available-for-sale investments	**8,700**	8,868	8,816	909	796
>> General investments	**1,937**	2,067	2,083	2,025	2,085
>> Investment in subsidiaries & associated companies	**145**	134	147	143	145
Total investments-net	**234,024**	272,101	254,984	179,889	163,757
Loans, Accrued interest receivables and Allowance for doubtful accounts					
Non- performing loans net (NPL net)	**17,410**	18,078	18,473	17,404	17,535
Total loans used for NPL net ratio calculation (Loans net)	**1,077,712**	1,022,623	968,524	958,358	919,962
NPL net to total loans (% NPL net)	**1.62**	1.77	1.91	1.82	1.91
Non-performing loan gross (NPL gross)	**34,910**	36,521	37,152	36,180	35,057
Total loans used for NPL gross ratio calculation (Loans gross)	**1,095,212**	1,041,067	987,203	977,134	937,483
NPL gross to total loans (% NPL gross)	**3.19**	3.51	3.76	3.70	3.74
Written off loans	**861**	546	1,540	1,042	1,313
Restructured loans	**77,653**	77,412	77,188	78,801	77,566
Classified loans					
>> Pass	**918,078**	900,102	879,546	827,693	825,851
>> Special mention	**19,235**	19,974	20,194	18,418	20,483
>> Sub-standard	**4,673**	6,777	9,240	8,463	7,805
>> Doubtful	**7,407**	8,152	7,805	8,125	6,759
>> Doubtful of Loss	**23,004**	21,768	20,281	19,769	20,673
Total	**972,397**	956,773	937,066	882,468	881,571
Credit balance transaction	**2,078**	1,857	2,676	1,704	1,282
Loans from life insurance business	**5,291**	5,191	4,687	-	-
Total	**979,766**	963,821	944,429	884,172	882,853
Allowance for doubtful accounts	**36,345**	35,263	34,045	33,077	31,848
Allowance as required by BOT	**25,925**	25,352	24,756	24,458	23,190
Allowance to allowance as required by BOT (%)	**140.19**	139.09	137.52	135.24	137.34
Properties foreclosed-net					
Properties foreclosed	**15,582**	15,491	16,654	15,895	16,104
Less Allowance for impairment	**(1,479)**	(1,444)	(1,695)	(1,580)	(1,577)
Properties foreclosed-net	**14,103**	14,047	14,959	14,315	14,527
Deposits					
>> Current	**55,024**	53,693	54,743	48,017	54,809
>> Saving	**607,706**	591,785	537,742	508,397	500,021
>> Fixed 3 – 5 months	**185,406**	196,981	166,793	177,066	224,758
>> Fixed 6 – 11 months	**30,354**	44,453	96,881	95,123	40,665
>> Fixed 12 months and upward	**150,037**	121,024	119,333	109,587	88,772
Total deposits	**1,028,527**	1,007,936	975,492	938,190	909,025



Capital Funds

	%[1]					%[2]				
	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09	**30 Jun 10**	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09
Capital adequacy ratio										
Tier 1 Capital ratio	**10.12**	10.09	10.25	10.90	10.39	**10.96**	11.16	10.94	11.24	11.08
Tier 2 Capital ratio	**4.91**	4.94	4.94	5.42	5.52	**4.91**	4.93	4.93	5.40	5.52
Capital adequacy ratio	**15.03**	15.03	15.19	16.32	15.91	**15.87**	16.09	15.87	16.64	16.60

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(2) Including net profit of each period and other transactions be counted as the capital funds.

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		30 Jun 10	31 Mar 10	%Change	31 Dec 09	30 Sep 09	30 Jun 09
Common share information:							
Per share (Baht)	- basic earnings	**1.99**	1.82	9.34	1.53	1.55	1.55
	- book value	**53.60**	53.56	0.07	51.42	49.83	48.73
Share price [1] (Baht)	- high	**103.00**	100.50	2.49	91.00	83.00	74.75
	- low	**82.25**	77.25	6.47	76.25	61.25	44.50
	- closing	**90.75**	96.50	(5.96)	85.00	82.50	66.25
Common shares outstanding	- average basic (thousand shares)	**2,393,260**	2,393,260	-	2,393,260	2,393,260	2,393,260
	- end of quarter (thousand shares)	**2,393,260**	2,393,260	-	2,393,260	2,393,260	2,393,260
Market capitalization (Million Baht)		**217,188**	230,950	(5.96)	203,427	197,444	158,553
Value measures:							
Price to book value ratio (PBV)		**1.69**	1.80	(6.11)	1.65	1.66	1.36
Balance sheet information (Million Baht)							
Loans		**978,566**	962,646	1.65	943,378	883,049	881,648
Allowance for doubtful accounts and revaluation allowance for debt restructuring		**36,345**	35,263	3.07	34,045	33,077	31,848
Non-performing loans net (NPL net)		**17,410**	18,078	(3.70)	18,473	17,404	17,535
Non-performing loans gross (NPL gross)		**34,910**	36,521	(4.41)	37,152	36,180	35,057
Total assets		**1,455,703**	1,422,290	2.35	1,358,532	1,242,008	1,187,843
Deposits		**1,028,527**	1,007,936	2.04	975,492	938,190	909,025
Total liabilities		**1,317,487**	1,284,712	2.55	1,226,576	1,122,740	1,071,219
Equity (equity holders of the Bank)		**128,269**	128,172	0.08	123,066	119,268	116,624
Average assets		**1,438,997**	1,390,411	3.49	1,300,270	1,214,926	1,203,134
Average earning assets [2]		**1,344,117**	1,295,178	3.78	1,214,559	1,140,202	1,127,661
Average equity (equity holders of the Bank)		**128,221**	125,619	2.07	121,167	117,946	117,120
Balance sheet quality measures:							
Loans to deposits ratio		**95.14%**	95.51%	(0.37)	96.71%	94.12%	96.99%
NPL net to loans [3]		**1.62%**	1.77%	(0.15)	1.91%	1.82%	1.91%
NPL gross to loans [4]		**3.19%**	3.51%	(0.32)	3.76%	3.70%	3.74%
Total allowance to loans		**3.71%**	3.66%	0.05	3.61%	3.75%	3.61%
Total allowance to NPL gross		**104.11%**	96.56%	7.55	91.64%	91.42%	90.85%
NPL gross after allowance (Million Baht)		**(1,435)**	1,258	(214.07)	3,107	3,103	3,209
Operating results (Million Baht)							
Interest and dividend income		**15,438**	14,581	5.88	13,854	13,211	13,822
Interest expense		**2,738**	2,717	0.77	2,678	2,517	3,072
Net income from interest and dividends		**12,700**	11,864	7.05	11,176	10,694	10,750
Bad debt and doubtful accounts and loss on debt restructuring		**1,728**	1,698	1.77	2,278	2,218	2,547
Non-interest income		**15,000**	13,568	10.55	9,023	6,634	5,959
Non-interest expenses		**18,356**	16,972	8.15	12,707	9,508	9,334
Total income [5]		**27,700**	25,432	8.92	20,199	17,328	16,709
Net income (equity holders of the Bank)		**4,763**	4,364	9.15	3,668	3,720	3,705

Financial Highlights – Consolidated financial statements (continued)

As of or for the quarter ended	Consolidated [6]					Consolidated without consolidation of MTGH				
	30 Jun 10	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09	**30 Jun 10**	31 Mar 10	31 Dec 09	30 Sep 09	30 Jun 09
Operating measure:										
Net interest margin (NIM) [7]	**3.78%**	3.66%	3.68%	3.75%	3.82%	**3.69%**	3.63%	3.68%	3.75%	3.82%
Return on average assets (ROAA) [7]	**1.32%**	1.26%	1.13%	1.22%	1.23%	**1.32%**	1.31%	1.13%	1.22%	1.23%
Return on average equity (ROAE) [7]	**14.86%**	13.90%	12.11%	12.62%	12.65%	**14.05%**	13.80%	11.82%	12.62%	12.65%
Non-interest income to average assets [7]	**4.17%**	3.90%	2.78%	2.18%	1.98%	**2.20%**	2.13%	2.14%	2.18%	1.98%
Non-interest income ratio	**54.15%**	53.35%	44.67%	38.28%	35.66%	**38.85%**	38.56%	38.31%	38.28%	35.66%
Efficiency ratio	**66.27%**	66.73%	62.91%	54.88%	55.86%	**57.21%**	56.83%	58.73%	54.88%	55.86%

[1] local board / high-low share prices during the quarter

[2] Earning assets = Interbank and money market items-net + Investments-net + Loans + Accrued interest receivables

[3] Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-performing loan

[4] Loans used in calculation are loans to general customers and loans to financial institutions

[5] Total income = Net income from interest and dividends + Non-interest income

[6] Consolidated means KASIKORNBANK PUBLIC COMPANY LIMITED, K Companies, P Companies, companies in MTGH Group and other subsidiaries

[7] Financial ratios are calculated on an annualized basis



Additional Information

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and subsidiaries. are as follows:

% Shareholding (Directly and Indirectly)	30 Jun 10 / 31 Mar 10 / 31 Dec 09
K Companies	
>> KASIKORN ASSET MANAGEMENT CO., LTD.	100.00
>> KASIKORN RESEARCH CENTER CO., LTD.	100.00
>> KASIKORN SECURITIES PCL	99.99
>> KASIKORN LEASING CO., LTD.	100.00
>> KASIKORN FACTORY & EQUIPMENT CO., LTD.	100.00
Phethai Asset Management Co., Ltd.	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00
K-SME Venture Capital Co., Ltd.	100.00
Progress Software Co., Ltd.	100.00
Progress Plus Co., Ltd.	100.00
Progress Appraisal Co., Ltd.	100.00
Progress Gunpai Co., Ltd.	100.00
Progress Management Co., Ltd.	100.00
Progress Facilities Management Co., Ltd.	100.00
Progress Service Co., Ltd.	100.00
Progress Land and Buildings Co., Ltd.	100.00
Progress Storage Co., Ltd.	100.00
Progress HR Co., Ltd.	100.00
Progress Service Support Co., Ltd.	100.00
Progress Collection Co., Ltd.	100.00
Progress Training Co., Ltd.	100.00
Thanyathanathavee Co., Ltd.	100.00
Thanyathamrongkij Co., Ltd.	100.00
Thanyanithiwattana Co., Ltd.	100.00
Ruang Khao Puean Thai joint investment agreement	100.00
Muangthai Group Holding Co., Ltd.	51.00
Muang Thai Life Assurance Co., Ltd.	38.25
Muangthai Broker Co., Ltd.	49.98